UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

August 24, 2023 (August 22, 2023)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE 68137

(Full mailing address of principal executive offices)

(833) 992-2566

(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Press Release and Shareholder Letter

On August 22, 2023, Exodus Movement, Inc. (the “Company”) issued a press release and shareholder letter to provide an update on the results of operations for the quarter ended June 30, 2023. Copies of the press release and shareholder letter are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

For further details on our financial results for the three and six months ended June 30, 2023 and 2022, respectively, please see our Form 1-SA filing on August 16, 2023.

Safe Harbor and Forward-Looking Statements
The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the conflict in Ukraine and ongoing regulatory developments. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 1-A and the “Management’s Discussion and Analysis of Financial Condition and Result of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Exhibits

Exhibit Number	Description
99.1	Press release dated August 22, 2023
99.2	Shareholder letter dated August 22, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By: /s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date:  August 24, 2023